UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NAVTEQ Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

63936L 10 0

(CUSIP Number)

Arie Westerlaken

General Secretary and Senior Vice President

Koninklijke Philips Electronics N.V.

Breitner Center, Amstelplein 2, 1096 BC

Amsterdam, The Netherlands

Tel.no. +31 20 59 77 132

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

CUSIP NO. 63936L 10 0	13D

1.	NAMES OF REPORTING PERSONS: Koninklijke Philips Electronics N.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7. SOLE VOTING POWER: 33,101,305 Shares 8. SHARED VOTING POWER: 0 Shares 9. SOLE DISPOSITIVE POWER: 33,101,305 Shares 10. SHARED DISPOSITIVE POWER: 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,101,305
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%
14.	TYPE OF REPORTING PERSON: CO/HC

CUSIP NO. 63936L 10 0	13D

1.	NAMES OF REPORTING PERSONS: Philips Media B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7. SOLE VOTING POWER: 33,101,305 Shares 8. SHARED VOTING POWER: 0 Shares 9. SOLE DISPOSITIVE POWER: 33,101,305 Shares 10. SHARED DISPOSITIVE POWER: 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,101,305
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%
14.	TYPE OF REPORTING PERSON: CO/HC

CUSIP NO. 63936L 10 0	13D

1.	NAMES OF REPORTING PERSONS: Philips Consumer Electronic Services B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7. SOLE VOTING POWER: 33,101,305 Shares 8. SHARED VOTING POWER: 0 Shares 9. SOLE DISPOSITIVE POWER: 33,101,305 Shares 10. SHARED DISPOSITIVE POWER: 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,101,305
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%
14.	TYPE OF REPORTING PERSON: CO/HC

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the Schedule 13D filed on August 12, 2004 with respect to the Common Stock, par value $.001 per share (the “Common Stock”), of NAVTEQ Corporation (the “Company” or “NAVTEQ”), a Delaware corporation, by the Reporting Persons (as defined in Item 2.). The address of the principal executive offices of the Company is 222 Merchandise Mart, Suite 900, Chicago, Illinois 60654.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a) This statement is being filed by Koninklijke Phillips Electronics N.V., a Netherlands corporation (“KPENV”), Philips Media B.V., a Netherlands corporation (“Philips Media”), and Philips Consumer Electronic Services B.V., a Netherlands corporation (“Philips B.V.”, and collectively with KPENV and Philips Media, the “Reporting Persons.”).

Certain information concerning each director and executive officer of (i) KPENV is set forth in Schedule I hereto, (ii) Philips Media is set forth in Schedule II hereto, and (iii) Philips B.V. is set forth in Schedule III hereto and is, in each case, incorporated herein by reference.

(b) The principal business address of KPENV is Breitner Tower, Amstelplein 2, 1096 BC, Amsterdam, The Netherlands. The principal business address of Philips Media is Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands. The principal business address of Philips B.V. is Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands.

(c) The primary business of each of the Reporting Persons is the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology (including multimedia) services.

(d) None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of KPENV, Philips Media and Philips B.V. is a company incorporated under the laws of the Netherlands.

This Item 2 is qualified in its entirety by reference to Schedules I, II and III, which are incorporated herein by reference.

Item 4. Purpose of Transactions

Item 4 is hereby amended and supplemented by the addition of the following:

On March 28, 2005, the Company filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 registering 33,101,305 shares of Common Stock (including shares of Common Stock covering the option expected to be granted to the underwriters by Philips

B.V. to purchase additional shares of Common Stock) for resale by Philips B.V. in an underwritten public offering. The Reporting Persons currently intend to dispose of all of the shares of Common Stock that the Reporting Persons beneficially own, through the proposed public offering, or to the extent following the proposed public offering the Reporting Persons continue to own shares of Common Stock of the Company, or in the event that such public offering does not occur, the Reporting Persons’ current intention is to dispose of the remaining shares of Common Stock they hold through one or more open market sales, public or private offerings, privately negotiated transactions or otherwise depending upon the Reporting Persons’ evaluation of market conditions, market price, alternative investment opportunities, liquidity needs, the Company’s performance and other relevant factors and business considerations. However, the Reporting Persons may determine not to proceed with the public offering or may determine to retain all or some portion of the Common Stock as an investment. The Reporting Persons’ current intention, which is subject to change, is that the Reporting Persons will not acquire additional shares of the Common Stock sufficient to acquire a majority ownership interest in the Common Stock.

As of the date of this Amendment No. 1, other than as described above, none of the Reporting Persons has any plans or proposals with respect to the Company which relate to or would result in any of the events described in Item 4(a) through 4(j).

The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects, their interests in and intentions with respect to the Company and general market conditions. Accordingly, the Reporting Persons may change their plans and intentions at any time and from time to time, as they deem appropriate. In particular, each Reporting Person may at any time and from time to time dispose of shares of Common Stock or acquire additional shares of Common Stock which would be sufficient to acquire a majority ownership interest in the Common Stock. To the knowledge of the Reporting Persons, each of the persons listed on Schedules I, II and III hereto may make a similar evaluation and reserves the same rights.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended in their entirety as follows:

(a) The percentage interest held by each Reporting Person presented below is based on the number of shares of NAVTEQ Common Stock reported in the Registration Statement.

KPENV may be deemed to beneficially own 33,101,305 shares of NAVTEQ Common Stock, representing approximately 37.1% of the outstanding shares of NAVTEQ.

Philips Media may be deemed to beneficially own 33,101,305 shares of NAVTEQ Common Stock, representing approximately 37.1% of the outstanding shares of NAVTEQ.

Philips B.V. is the direct beneficial owner of 33,101,305 shares of NAVTEQ Common Stock, representing approximately 37.1% of the outstanding shares of NAVTEQ.

None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto beneficially owns any NAVTEQ Common Stock other than as set forth herein.

(b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the NAVTEQ Common Stock beneficially owned by such Reporting Persons as indicated above.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement, dated as of August 12, 2004, among the Reporting Persons (incorporated by reference to Exhibit 5 of the Schedule 13D filed by the Reporting Persons on August 12, 2004).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2005

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Arie Westerlaken
Name:	Arie Westerlaken
Title:	General Secretary and Senior Vice President

PHILIPS MEDIA B.V.

By:	/s/ Arie Westerlaken
Name:	Arie Westerlaken
Title:	Director

PHILIPS CONSUMER ELECTRONIC SERVICES B.V.

By:	/s/ Arie Westerlaken
Name:	Arie Westerlaken
Title:	Director

SCHEDULE I

(a) Members of the Supervisory Board of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	L.C. van Wachem
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group.
Citizenship:	The Netherlands

Name:	W. de Kleuver
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Executive Vice-President of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	J.M. Hessels
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chief Executive Officer of Royal Vendex KBB.
Citizenship:	The Netherlands

Name:	Sir Richard Greenbury
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chairman and Chief Executive Officer of Marks & Spencer.
Citizenship:	United Kingdom

Name:	J.M. Thompson
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Vice Chairman of the Board of Directors of IBM.
Citizenship:	Canada

Name:	C.J.A. van Lede
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chairman of the Board of Management of Akzo Nobel.
Citizenship:	The Netherlands

Name:	Prof. K.A.L.M. van Miert
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former President of Nyenrode University and former Vice-President of the European Commission.
Citizenship:	Belgium

Name:	L. Schweitzer
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Chairman and Chief Executive Officer of la regie nationale des usines Renault.
Employer:	La regie nationale des usines Renault
Employer’s Address:	34 Quai du Point du Jour BP 103 92109 Boulogne Bilancourt Cedex, France
Employer’s Principal Business:	Design, manufacture and sale of automobiles and related businesses
Citizenship:	France

Name:	E. Kist
Business Address:	Koninklijke Philips Electronics N.V. Breitner Center Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chairman of the Executive Board of ING Group
Citizenship:	The Netherlands

(b) Members of Board of Management and Group Management Committee of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each member of the Board of Management and Group Management Committee is employed by Koninklijke Philips Electronics N.V. at Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, whose principal business is set forth in this Statement, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	Gerard J. Kleisterlee
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	President and Chief Executive Officer of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Jan H.M. Hommen
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Vice-Chairman of the Board of Management and Chief Financial Officer of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Gottfried H. Dutine
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President, and President and Chief Executive Officer of the Consumer Electronics Division, of Koninklijke Philips Electronics N.V.
Citizenship:	Germany

Name:	Ad Huijser
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President and Chief Technology Officer of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Andrea Ragnetti
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President and Chief Marketing Officer of Koninklijke Philips Electronics N.V.
Citizenship:	Italy

Name:	Daniel Hartert
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President and Chief Information Officer of Koninklijke Philips Electronics N.V.
Citizenship:	Germany

Name:	Tjerk Hooghiemstra
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Jouko A. Karvinen
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, and President and CEO of the Medical Systems Division, of Koninklijke Philips Electronics N.V.
Citizenship:	Finland

Name:	Johan van Splunter
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President, and President and CEO of the Domestic Appliances and Personal Care Division, of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Frans van Houten
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President, and President/CEO of the Semiconductor division of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Barbara Kux
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President and Chief Procurement Officer of Koninklijke Philips Electronics N.V.
Citizenship:	Switzerland

Name:	Theo van Deursen
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President, and President and CEO of the Lighting Division, of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Rudy Provoost
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President, and CEO of the Consumer Electronics division of Koninklijke Philips Electronics N.V.
Citizenship:	Belgium

Name:	Arie Westerlaken
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, General Secretary, Chief Legal Officer and Secretary to the Board of Management of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

SCHEDULE II

(a) Members of the Board of Directors of Philips Media B.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Board of Directors, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	Arie Westerlaken
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, General Secretary, Chief Legal Officer and Secretary to the Board of Management of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Frits van Brussel
Business Address:	Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands
Principal Occupation:	Vice President Philips International
Citizenship:	The Netherlands

SCHEDULE III

(a) Members of the Board of Directors of Philips Consumer Electronic Services N.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Board of Directors, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	Arie Westerlaken
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, General Secretary, Chief Legal Officer and Secretary to the Board of Management of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Frits van Brussel
Business Address:	Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands
Principal Occupation:	Vice President Philips International
Citizenship:	The Netherlands